YuMe, Inc. 1204 Middlefield Road Redwood City, CA 94063 Phone (650) 591-9400 www.yume.com

November 18, 2015

Via EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	YuMe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 001-36039

Dear Mr. Pacho:

On behalf of YuMe, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated November 09, 2015 containing comments regarding the above-referenced filing. Per the Company’s telephone discussion on November 16, 2015 with Mr. Kempf, SEC Senior Staff Accountant, the Company expects to respond to the Staff’s letter no later than December 8, 2015.

Please do not hesitate to contact me at (650) 503-7919 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

YuMe, Inc.

/s/ Tony Carvalho

Tony Carvalho
Chief Financial Officer

cc:	Paul Porrini, Executive Vice President, General Counsel and Secretary, YuMe, Inc.
Brian Becker, Corporate Controller, YuMe, Inc.
Joseph Kempf, Senior Staff Accountant, SEC